K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

August 22, 2014

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Direxion Shares ETF Trust

-Direxion Daily Russell 1000® Growth Index Bull 1.25X Shares

-Direxion Daily Russell 1000® Value Index Bull 1.25X Shares

-Direxion Daily S&P 500® Bull 1.25X Shares

-Direxion Daily Mid Cap Bull 1.25X Shares

-Direxion Daily Small Cap Bull 1.25X Shares

-Direxion Daily Total Stock Market Bull 1.25X Shares

-Direxion Daily FTSE Developed Markets Bull 1.25X Shares

-Direxion Daily FTSE Emerging Markets Bull 1.25X Shares

-Direxion Daily 7-10 Year Treasury Bond Bull 1.25X Shares

-Direxion Daily 20+ Year Treasury Bond Bull 1.25X Shares

-Direxion Daily Total Bond Market Bull 1.25X Shares

File Nos. 333-150525; 811-22201

Post-Effective Amendment No. 116

Ladies and Gentlemen:

We have acted as counsel to Direxion Shares ETF Trust (the “Trust”) in connection with the preparation of Post-Effective Amendment No. 116 to the Trust’s registration statement on Form N-1A (the “Amendment”), and we have reviewed a copy of the Amendment being filed with the Commission.

Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,

/s/ K&L Gates LLP